UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-41401

Prenetics Global Limited

11401 Granite St. Charlotte, NC 28273 USA	Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”), shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File nos. 333-274762 and 333-276538) and Form S-8 (File Nos. 333-279019, 333-271552 and 333-267956) of Prenetics Global Limited (the "Company") (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

AUDITED FINANCIAL STATEMENTS OF EUROPA PARTNERS HOLDINGS, LLC AND PRO FORMA UNAUDITED FINANCIAL STATEMENTS OF THE COMBINED COMPANY

As previously disclosed in the Company’s report of foreign private issuer on Form 6-K (File No. 001-41401), filed with the U.S. Securities and Exchange Commission on August 19, 2024, the Company acquired Europa Partners Holdings, LLC ("Europa"), including its wholly owned subsidiaries Europa Sports Partners, LLC and Hubmatrix Partners LLC, a global e-commerce and retail logistics provider.

In compliance with Rule 3-05 of Regulation S-X, the audited consolidated balance sheets of Europa as of December 31, 2023 and 2022 and the related consolidated statements of operations, members' equity (deficit) and cash flows for the years then ended, and the related notes, and the unaudited pro forma condensed combined financial statements and notes of the Company as of and for the fiscal year ended December 31, 2023 are attached as Exhibits 99.1 and 99.2 and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit no.	Description
99.1	Audited consolidated financial statements of Europa Partners Holdings, LLC for the fiscal years ended December 31, 2023 and 2022
99.2	Unaudited pro forma condensed combined financial information of the Company as of and for the year ended December 31, 2023
23.1	Consent of Independent Auditor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prenetics Global Limited

	By:	/s/ Lo Hoi Chun
	Name:	Lo Hoi Chun
	Title:	Chief Financial Officer

Date: September 27, 2024